Balance Sheet

Kinesics Studios Inc.
(unaudited)

	From Beginning thru 01 May 2021
Assets	
Current Assets	
Cash in bank	$ 480
Total Current Assets	$ 480
Fixed Assets	
Total Fixed Assets (net of depreciation)	$ -
Other Assets	
Total Other Assets	$ -
TOTAL Assets	$ 480
Liabilities and Equity	
Current Liabilities	
Total Current Liabilities	$ -
Long-term Debt	
Total Long-term Debt	$ -
Total Liabilities	$ -
Owners' Equity	
Invested capital	$ 480
Retained earnings - beginning	-
Retained earnings - current	-
Total Owners' Equity	$ 480
Total Liabilities & Equity	$ 480

Certified by:

David Greene
CEO